[Ober|Kaler Letterhead]

December 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 4720

ATTN:	David Lin, Esq.

Re:	Howard Bancorp, Inc.
Registration Statement on Form S-3
Filed October 31, 2016
File No. 333-214333

Dear Mr. Lin:

On behalf of Howard Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 referenced above (the “Registration Statement”). The Company has authorized us to make the various factual representations contained in this letter.

For your convenience, the comments set forth in your letter dated November 17, 2016 are set forth below, followed by the Company’s response.

Description of Debt Securities, page 10

1.	Please include a description of all of the material terms of the debt securities, as required by Item 9 of Form S-3 and Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

We have revised the disclosure in accordance with the Staff’s comment. Please see pages 11 through 22 of the Amendment.

U.S. Securities and Exchange Commission December 1, 2016 Page 2 of 3

Incorporation of Certain Information by Reference, page 2

2.	Please update your disclosure to list the Quarterly Report on Form 10-Q for the period ended September 30, 2016, as well as indicate that going forward any filings filed by the company pursuant to the Exchange Act after “the date of the initial registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus. For guidance, please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations found on the Commission’s website.

We have revised the disclosure in accordance with the Staff’s comment. Please see pages 2 and 3 of the Amendment.

Item 16. Exhibits, page II-2

General

3.	We note that you have not filed the Statement of Eligibility of Trustee on Form T-1. Please file this exhibit in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note that you may not do so through the filing of the Form T-1 in a post-effective amendment or in a Form 8-K that is incorporated by reference into the registration statement. Please note that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” For guidance, please refer to Section 220.01 of the Trust Indenture Act Compliance and Disclosure Interpretations.

We have revised the disclosure in accordance with the Staff’s comment. Please see Item 16, “Exhibits” in Part II of the Amendment.

Exhibits 4.9, 4.11 and 4.13

4.	We note that you plan to file the forms of indenture (Exhibits 4.9, 4.11 and 4.13) by amendment or with a current report on Form 8-K to be incorporated by reference, if applicable. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. For guidance, please refer to Section 201.04 of the Trust Indenture Act Compliance and Disclosure Interpretations. Accordingly, please file the forms of indenture as exhibits with your next pre-effective amendment.

We have filed a form of indenture for subordinated debt securities as Exhibit 4.9 to the Amendment and have eliminated any references to senior debt securities or senior subordinated debt securities.

U.S. Securities and Exchange Commission December 1, 2016 Page 3 of 3

Exhibit 5.1

5.	We note that counsel has qualified its opinion in paragraph 3 regarding the Debt Securities by stating that such securities will constitute legally valid and binding obligations of the company when they “have been duly established by the relevant debt agreement…, if applicable.” This limitation appears inappropriate insofar as it suggests that the Debt Securities may be issued without a form of indenture required to be filed as an exhibit to the registration statement prior to its effectiveness. Accordingly, please have counsel remove this limitation.

We have revised the opinion to remove references to any debt agreements. Please see Exhibit 5.1 to the Amendment.

6.	Please explain the significance of the assumptions set forth in paragraphs K and L on page 9 of the legal opinion, since it is unclear how these assumptions affect the enforceability of counsel’s opinions.

We have removed former qualifications K and L appearing on page 9 of the original legal opinion. Please see Exhibit 5.1 to the Amendment.

*       *       *       *       *

We believe that the Amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	Mary Ann Scully
George C. Coffman
Howard Bancorp, Inc.